Richard Coyle	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T (312) 845-3724
rcoyle@chapman.com

July 3, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Ethereum ETF File No. 333-278308

Dear Ms. Miller and Mr. Niethamer:

This letter responds to your comments regarding amendment no. 2 to the registration statement filed on Form S-1 for the Bitwise Ethereum ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 18, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

You state on page 75 that as of May 29, 2024, approximately 120.1 million ether were outstanding. Please revise to update this information as of June 30, 2024, or the most recent practicable date. Similarly update the Constituent Platforms included in the Pricing Index on page 83 to the extent more recent information is available.

Response to Comment 1

Pursuant to the Staff’s comments, the Registration Statement has been revised to indicate that as of June 30, 2024 there were approximately 120.2 million ether outstanding and that the Constituent Platforms included in the Pricing Index were Bitstamp, Coinbase, Gemini, itBit, Kraken, and LMAX Digital.

Comment 2 – Risk Factors – “The digital asset trading platforms on which ether trades are relatively new and largely unregulated, page 33”

We note the use of the term “unregulated” when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

July 3, 2024

Response to Comment 2

Pursuant to the Staff’s comments, the Registration Statement has been revised as set forth below:

The digital asset trading platforms on which ether trades are relatively new and largely unregulated and, to the extent such digital asset trading platforms are regulated, may be out of compliance with applicable regulations.

Digital asset markets, including spot markets for ether, are growing rapidly. The digital asset trading platforms through which ether and other digital assets trade are new and largely unregulated. To the extent that such digital asset trading platforms are regulated, such platforms may not be in compliance with applicable regulations. These markets are local, national and international and include a broadening range of digital assets and participants. Significant trading may occur on systems and platforms with minimum predictability. Spot markets may impose daily, weekly, monthly or customer-specific transaction or withdrawal limits or suspend withdrawals entirely, rendering the exchange of ether for fiat currency difficult or impossible. Participation in spot markets requires users to take on credit risk by transferring ether from a personal account to a third party’s account.

Digital asset trading platforms do not appear to be subject to, or may not comply with, regulation in a manner similar to other regulated trading platforms, such as national securities exchanges or designated contract markets. Many digital asset trading platforms are unlicensed, are unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. To the extent that such digital asset trading platforms are regulated, such platforms may not be in compliance with applicable regulations.

July 3, 2024

Comment 3 – Ether, Ether Market and Regulation of Ether – Government Oversight, Though Increasing, Remains Limited

Please remove the first three sentences in the first full paragraph on page 79 as the disclosure lacks the appropriate context for the referenced statements.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

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Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management James Audette, Esq., Chapman and Cutler LLP